UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-04419	October 19, 2023

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Transamerica Series Trust

4.	Address of principal executive office (number, street, city, state, zip code):

1801 California Street, Suite 52, Denver, CO 80202

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Report of Independent Registered Public Accounting Firm

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

October 19, 2023

We, as members of management of Transamerica Series Trust (the “Trust”) (refer to Appendix A for fund listing), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule l7f-2 as of July 31, 2023, and from July 1, 2023 through July 31, 2023.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule l7f-2 of the Act as of July 31, 2023, and from July 1, 2023 through July 31, 2023, with respect to securities reflected in the investment account of the Trust.

Transamerica Series Trust Funds

By:

Marijn P. Smit
Chief Executive Officer and President

Vincent J. Toner
Vice President Fund Administrator and Treasurer

Appendix A

Transamerica MSCI EAFE Index VP

Transamerica S&P 500 Index VP

Report of Independent Registered Public Accounting Firm

The Board of Trustees of Transamerica Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Transamerica Series Trust (the “Trust”) (refer to Appendix A for fund listing) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 31, 2023. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of July 31, 2023, and with respect to agreement of security purchases and sales, for the period from July 1, 2023 (the immediate date after our last examination) through July 31, 2023:

●	Confirmation of all securities of the Funds in book entry form held by the Depository Trust Company and International Depositories, without prior notice to management;

●	Reconciliation of all such securities of the Funds between the books and records of the Funds and the Custodian;

●

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and International Depositories and the books and records of the Custodian; and

●

Agreement of the settlement of a sample of 4 security purchases and 1 security sale or maturity, for Transamerica MSCI EAFE Index VP, and a sample of 25 security purchases and 16 security sales or maturities, for Transamerica S&P 500 Index VP, since our last report from the books and records of the Funds to Custodian bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that Transamerica Series Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2023, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Transamerica Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 19, 2023

Appendix A

Transamerica MSCI EAFE Index VP

Transamerica S&P 500 Index VP